MY TRAVEL

13 March 2002

02015925

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL RECEIVED MAR 14 2002 354 WASH, D.C.

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 13 March 2002, the Company filed with the Register of Companies House forms 88(2)'s.

A copy of the relevant documentation is enclosed for your review.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Very truly yours,

Mike Vaux
Group Company Secretary's Office
<u>MyTravel Group plc</u>

Enclosures

dlw 3/19

J:Grpsec-15-07-0801-001-SEC-3-020313

Blueprint 2000 Company Secretary

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 742748

Company Name in full MyTravel Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	75,046		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£2.48		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name Airtours Quest Trustee Limited Address Parkway One,, Parkway Business Centre, 300 Princess Road, Manchester, England UK postcode M14 7QU	Class of shares allotted £0.10 ORDINARY	Number allotted 75,046
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 17/3/2002

A director / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Karen Houlihan, MyTravel Group plc , Parkway One,
Parkway Business Centre , 300 Princess Road,
Manchester, Tel 0161 232 6586
DX number DX exchange

Blueprint 2000 Company Secretary

Blueprint 2000 Company Secretary

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	742748
Company Name in full	MyTravel Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	54,033		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£2.48		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name Airtours Quest Trustee Limited Address Parkway One,, Parkway Business Centre, 300 Princess Road, Manchester, England UK postcode M14 7QU	Class of shares allotted £0.10 ORDINARY	Number allotted 54,033
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 13/3/2002

A ~~director~~ / secretary / ~~administrator~~ / administrative receiver / ~~receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Karen Houlihan, MyTravel Group plc , Parkway One,
Parkway Business Centre , 300 Princess Road,
Manchester, Tel 0161 232 6586
DX number DX exchange

Blueprint 2000 Company Secretary

MY TRAVEL

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0) 161 232 0066
f +44 (0) 161 232 6524
www.mytravelgroup.com

12 March 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 12 March 2002 , the Company filed with the Register of Companies House forms 88(2)'s.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

Mike Vaux
Group Company Secretary's Office
<u>MyTravel Group plc</u>

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-020228

Blueprint 2000
Company Secretary

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	742748
Company Name in full	MyTravel Group plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 01 Month 03 Year 2002	Day Month Year

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	468,280		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£2.215		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name Airtours Quest Trustee Limited	Class of shares allotted £0.10 ORDINARY	Number allotted 468,280
Address Parkway One,, Parkway Business Centre, 300 Princess Road, Manchester, England		
UK postcode M14 7QU		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] **Date** 3/3/2002

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

<Insert Presentor Details Here> Miss Karen Houlihan, MyTravel Group PLC, Parkway One, Parkway Business Centre, 300 Princess Rd, M/C M14 7QU

Tel 0161 232 6586.

DX number DX exchange

Blueprint 2000 Company Secretary

Blueprint 2000
Company Secretary

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	742748
Company Name in full	MyTravel Group plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	279,660		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£2.215		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name: Airtours Quest Trustee Limited Address: Parkway One,, Parkway Business Centre, 300 Princess Road, Manchester, England UK postcode: M14 7QU	Class of shares allotted: £0.10 ORDINARY	Number allotted: 279,660
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] **Date** 3/3/2002

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Karen Houlihan, MyTravel Group plc , Parkway One,
Parkway Business Centre , 300 Princess Road,
Manchester, Tel 0161 232 6586
DX number DX exchange

Blueprint 2000 Company Secretary

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

RECEIVED
MAR 14 2002
354

Company Number	742748
Company Name in full	MyTravel Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	230,222		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£2.225		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name: Airtours Quest Trustee Limited	Class of shares allotted: £0.10 ORDINARY	Number allotted: 230,222
Address: Parkway One,, Parkway Business Centre, 300 Princess Road, Manchester, England		
UK postcode: M14 7QU		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] **Date** 3/3/2002

A ~~director~~ / secretary / ~~administrator / administrative receiver~~ / ~~receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Karen Houlihan, MyTravel Group plc , Parkway One,
Parkway Business Centre , 300 Princess Road,
Manchester, Tel 0161 232 6586
DX number DX exchange

Blueprint 2000 Company Secretary

Blueprint 2000 Company Secretary

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 742748

Company Name in full MyTravel Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	04	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	74,229		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£2.225		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	**Shares and share class allotted**	
Name Airtours Quest Trustee Limited	Class of shares allotted £0.10 ORDINARY	Number allotted 74,229
Address Parkway One,, Parkway Business Centre, 300 Princess Road, Manchester, England		
UK postcode M14 7QU		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] **Date** 3/3/2002

A ~~director~~ / secretary / ~~administrator / administrative receiver~~ / receiver~~-manager~~ / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Karen Houlihan, MyTravel Group plc , Parkway One,
Parkway Business Centre , 300 Princess Road,
Manchester, Tel 0161 232 6586
DX number DX exchange

Blueprint 2000 Company Secretary